Exhibit 6.6

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT HAS BEEN OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[   ]”.

Tobacco Production Agreement

This Tobacco Production Agreement (the “Agreement”) between Cabbacis LLC, with its mailing address at 7954 Transit Road, No. 316, Williamsville, NY 14221 (“CABBACIS”) and [   ] (“GROWER”), is effective as of March 8, 2024 (“Effective Date”).

The parties agree that GROWER will produce [   ] by CABBACIS as follows:

1.	[ ] Production

a)	GROWER will produce [ ] provided by CABBACIS for the 2024 growing season. GROWER will take measures to maintain [ ]

2.	Leaf Production

a)	GROWER will grow, harvest, and flue-cure tobacco leaf for CABBACIS during the 2024 growing season [ ] produced according to Section 1. Any excess [ ] shall be given to CABBACIS or disposed of according to CABBACIS instructions.

b)	[ ] will be isolated or marked in a manner that will maintain the identity of [ ] tobacco and prevent mixing with any other tobacco. GROWER will provide CABBACIS with the locations of plots planted with [ ].

c)	[ ] plants, plant material, or tobacco shall not be transferred to any third party without prior written permission of CABBACIS.

d)	If directed to do so by CABBACIS, GROWER will comply with crop management practices intended [ ], such as amount and timing of fertilizer nitrogen and topping height.

e)	GROWER will keep CABBACIS informed of the condition and status of the plots [ ] tobacco and provide access to the plots to allow CABBACIS to take leaf samples prior to the first harvest.

f)	GROWER will deliver the total crop of tobacco leaf grown [ ] to CABBACIS. GROWER will deliver only tobacco leaf grown [ ] by CABBACIS provided it meets CABBACIS’ conditions of acceptance.

g)	GROWER shall arrange with CABBACIS an appointment to deliver tobacco in advance of the anticipated delivery date. The delivery location will be mutually agreed by CABBACIS and GROWER.

h)	The tobacco will be delivered in bales, [ ].

3.	Payments

a)	CABBACIS will [ ] for the number of trays mutually agreed by CABBACIS and GROWER to be required to produce [ ]. An initial payment [ ] are ready for planting.

b)	Total payment for producing [ ] (net weight) for cured leaf delivered to and accepted by CABBACIS. CABBACIS will make [ ] on notification of the area and location of the plantings. CABBACIS will make [ ] after taking the pre-harvest leaf samples. The advance payments will be deducted from the total payment and CABBACIS will pay the balance due to GROWER upon delivery to and acceptance of tobacco.

4.	Delivery and Acceptance

a)	Inspection: Upon GROWER’s scheduled delivery of cured tobacco leaf CABBACIS or a designated agent will

i)	inspect for proper packaging, foreign material, nesting, and damage,

ii)	test the tobacco leaf for moisture and temperature, and

iii)	weigh the tobacco.

b)	During receiving and inspection of the tobacco leaf, CABBACIS may reject any portion of the tobacco leaf that contains foreign material, stalks, suckers, or wet [ ] damaged, or nested tobacco.

c)	GROWER’s tobacco is deemed “accepted” upon completion of inspecting, testing, and weighing. CABBACIS will issue a receipt to GROWER summarizing GROWER’s delivery.

d)	CABBACIS reserves the right to return to GROWER at GROWER’s expense any bales that

i)	contain nested or damaged tobacco that is found when opening the bale at the processing facility,

ii)	contain tobacco that has a moisture content [ ], or

iii)	contain tobacco that [ ].

5.	Passage of Title and Risk of Loss

All risk of loss and damage to GROWER’s tobacco shall remain GROWER’s responsibility until such tobacco is delivered to and accepted by CABBACIS pursuant to Section 4. Risk of loss and damage shall pass to CABBACIS at the time GROWER’s tobacco is accepted by CABBACIS pursuant to Section 4.

6.	GROWER’s Representations, Warranties and Covenants

a)	GROWER represents and warrants that as of the date of this Agreement and at all times during the Term, GROWER does and shall continue to:

(i)	own or possess all property and equipment, and maintain access to the labor reasonably necessary to produce the tobacco leaf to be delivered to CABBACIS under this Agreement,

(ii)	implement good agricultural practices, including but not limited to environmentally sound water management systems, pest management systems, crop rotation systems,

(iii)	utilize only those [ ] and strictly adhere to all label recommendations, requirements and application rates for any product used with respect to tobacco,

(iv)	maintain records of fertilizer usage and application, and implement management practices required by state law, and

(v)	maintain records as required by the Environmental Protection Agency (EPA) or any other governmental agency with regard to the purchase and application of agriculture chemicals.

b)	GROWER will remove or cause to be released all liens and financing interests with respect to tobacco leaf produced for CABBACIS, effective as of the time GROWER delivers tobacco to the CABBACIS.

c)	GROWER shall not propagate or cause propagation of [ ].

d)	GROWER warrants that [ ] will not be introduced into customary trade channels and will be delivered solely to CABBACIS.

e)	Other than GROWER’s delivery [ ] cured tobacco leaf to a delivery destination agreed to by the CABBACIS, no specimen [ ] harvested or cured tobacco leaf, or any article containing any of the above shall be given, traded, sold or made available to any third party by GROWER.

f)	GROWER shall not [ ] any plant part or component thereof through crossbreeding or genetic engineering, use [ ] thereof to alter any other plant through crossbreeding or genetic engineering, asexually propagate [ ]. Grower shall not allow any third party to perform any act prohibited in the preceding sentence.

g)	GROWER shall not [ ] as outlined in Section 1A above.

h)	GROWER shall not retain [ ] after delivering the cured tobacco leaf to CABBACIS.

7.	Remedies

a)	The parties agree that irreparable damage would occur if any provision of this Agreement or any were not performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto (a) agrees that it shall not oppose the granting of such specific performance or relief and (b) hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief.

b)	If all or a portion of a farm upon which all or any of the tobacco is or will be growing, is taken under any power of eminent domain before the tobacco leaf is harvested and removed and such taking prevents GROWER from harvesting and removing such tobacco, CABBACIS shall be entitled to prosecute a claim for the taking independent of any action by GROWER.

8.	Term

The term of this Agreement shall be for one year.

9.	Right of Entry and Inspection

CABBACIS shall have reasonable access to plots where the tobacco produced under this Agreement is grown, cured, or stored, and shall be entitled to monitor and inspect all phases of the GROWER’s cultivation of tobacco under this Agreement, including but not limited to the monitoring of crop progress, the inspection of production or curing practices or facilities and the testing and sampling of soil or tobacco. GROWER shall cooperate with CABBACIS in such inspection, monitoring, and testing.

10.	Termination for Breach

The non-breaching party may terminate this Agreement by providing written notice of the alleged breach to the breaching party at the addresses at the beginning of this Agreement. Failure of the breaching party to cure the breach within 20 days of receipt of written notice will cause termination of this Agreement. Upon any breach of GROWER, CABBACIS may exercise any remedies available to it at law.

11.	Confidentiality

This Agreement is confidential. Furthermore, each party acknowledges that in the course of fulfilling the provisions of this Agreement, they may gain access to highly confidential information of the other party, including but not limited to the production requirements, specifications, [  ], curing and processing technology, grades, payments, production volumes and the identity of customers and other information, disclosure of which would cause irreparable harm. Access to CABBACIS’S confidential information will be restricted on a “need to know” basis with instructions to each person having such access as to the utmost importance of maintaining the strictest confidentiality. Neither GROWER nor CABBACIS nor their respective employees, agents or representatives shall use for their own benefit, or disclose to or use for the benefit of any other person, any confidential information of the other party. As outlined in Section 19, the obligations of confidentiality shall survive the expiration or termination of this Agreement.

12.	Disasters

Either party’s performance of this Agreement shall be excused to the extent it is prevented or delayed by act of God, war, civil insurrection, fire, flood, storm, strikes, lockouts, total or partial failure of transportation or delivery facilities, interruption of power, any federal, state, county, or municipal law, regulation, or order or any other cause beyond each party’s control.

13.	Notices

Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent or delivered to the parties at the addresses above at the beginning of this Agreement by courier service (with proof of delivery), or certified or registered mail (return receipt requested and first class postage prepaid).

14.	Assignment

This Agreement shall be binding upon the parties and their respective representatives, agents, successors, and assigns. GROWER shall not assign this Agreement without the express written consent of CABBACIS.

15.	Independent Contractor

Nothing contained in this Agreement shall be construed to create a partnership or joint venture or any employment of GROWER by CABBACIS.

16.	Headings

Headings of the sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

17.	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of the Agreement and supersede all prior agreements and understandings between the parties. No addition to or amendment or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by each party.

18.	Governing Law; Submission to Jurisdiction; Specific Performance

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its principles of conflict, and the venue of any action pertaining to the subject matter hereof shall be only Erie County, New York. Each party submits to the nonexclusive jurisdiction of the United States District Court for the Western District of New York and of any New York State Court sitting in Buffalo, New York for legal proceedings relating to this Agreement. Each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or in the future have to the venue of a proceeding brought in such a court and any claim that the proceeding was brought in an inconvenient forum. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

19.	Survival

Subject to the limitations and other provisions of this Agreement: (a) the representations and warranties of the parties contained herein shall survive expiration or termination of this Agreement for a period of twenty-four months from such expiration or termination date; and (b) the covenants of the parties contained herein shall survive indefinitely.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

CABBACIS LLC

By:	[ ]
Michael R. Moynihan
R&D Director

GROWER

By:	[ ]